Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           6 September 2006

               WPP and Big Idea Group set up strategic partnership
                    to provide open source product innovation

WPP, the global communications services group, and Big Idea Group ("BIG"), a world leader in open source product development, have announced a strategic partnership to offer clients open source product innovation. In addition, WPP will make a significant minority investment in BIG. The companies will work together to help clients find, develop and monetize open source innovations through BIG's networks of independent innovators worldwide.

Innovation and branding continue to be the key drivers of like-for-like revenue growth for ambitious enterprises to thrive and succeed. With competition intensifying, the desire of CEOs and CMOs to increase the pace of new product development is leading them to supplement internal R&D initiatives by tapping third party groups like BIG.

Commenting on the initiative, Sir Martin Sorrell, CEO, WPP said, "In our view innovation and branding remains the prime source of growth for our clients - less risky than acquisition. We believe BIG provides a major opportunity for us to deliver product innovation and new ideas for our clients and then be in a position to brand them."

BIG offers one of the world's largest inventor networks - with more than 10,000 members - and unique idea discovery programs. Using the format of roadshows, staged worldwide, the company brings together quality innovators, inventions and companies looking for new ideas. BIG also runs open source development projects for clients, creating more than 60 new products to date for companies such as Staples, General Mills, eToys, Sunbeam, Fortune Brands and QVC, among others.

BIG's  clients  operate   principally  in  consumer  packaged  goods,  food  and
beverages, personal media and technology, though the company expects to extend into other industry sectors with WPP's support.

"WPP gives us access and support, plus research and traditional marketing services," said Michael Collins, CEO of BIG. "And BIG supplies a powerful innovation-discovery engine. We're already working together on various client initiatives and expanding our innovation services offering."

For both parties, the partnership broadens their scope in this rapidly growing space. Historically, product innovation and development have been only tangentially addressed by agencies. This investment signals a new business opportunity for WPP and BIG, addressing a broad range of innovation issues that clients can pursue separately or comprehensively.

Contact:

Feona McEwan, WPP       +44 (0)20 7408 2204
Kevin McCormack, WPP    +1 212 632 2239

Mike Collins CEO, BIG   mikeC@bigideagroup.net

www.wpp.com